Exhibit 99.2

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name
ELEVRA LITHIUM LIMITED

Date of this announcement
Tuesday January 20, 2026

The +securities the subject of this notification are:
Unquoted options that have been exercised or other unquoted +convertible securities that have been converted
Total number of +securities to be issued/transferred
ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

ELV	ORDINARY FULLY PAID	372,486	19/01/2026

Refer to next page for full details of the announcement
Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	1 / 6

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 1 - Entity and announcement details

1.1	Name of entity

ELEVRA LITHIUM LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	26091951978

1.3	ASX issuer code

ELV

1.4	The announcement is
New announcement
1.5	Date of this announcement
20/1/2026

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	2 / 6

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 2 - Issue details

2.1	The +securities the subject of this notification are:
Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

2.2	b The +securities being issued, transferred or re-classified as a result of the options being exercised or other +convertible securities being converted are:
securities that have already been quoted on ASX ("existing class")

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	3 / 6

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to
ASX in an Appendix 3B

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:
A transfer of existing +securities
The underlying securities being received by the holder are:
Already quoted by ASX
Existing +securities converting into an existing class
FROM (Existing Class)
ASX +Security code and description
ELVAM : PERFORMANCE RIGHTS
TO (Existing Class)
ASX +Security code and description
ELV : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted	The first date the options were exercised or other +convertible securities were converted	The last date the options were exercised or other +convertible securities were converted
372,486	19/1/2026	19/1/2026

Is this all of the options or other +convertible securities on issue of that type?
No

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?
Yes

Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?
Yes

Provide details of the KMP or +associates who are exercising options or converting +convertible securities.

Name of KMP	Name of registered holder	Number of +securities

Sylvain Collard	Sylvain Collard	84,123

Date the +securities the subject of this notification were issued/transferred

19/1/2026

Any other information the entity wishes to provide about the +securities the subject of this notification
Exercise of 372,486 unlisted Performance Rights (including the exercise of 84,123 unlisted Performance Rights by Sylvain Collard) under the terms of the Elevra Equity Incentive Plan as approved by shareholders of the Company.

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	4 / 6

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Issue details

Number of +securities

372,486

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	5 / 6

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1	Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELV : ORDINARY FULLY PAID	169,376,771

4.2	Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

ELVAM : PERFORMANCE RIGHTS	1,388,251

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	2,723,613

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	6 / 6